UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TransitNet LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      California

      Date of organization
      January 2, 2020

Physical address of issuer
360 North Pacific Coast Hwy, Suite 2000, El Segundo, CA 90245

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	-$70,228.79	$196,277.35
Cash & Cash Equivalents	$5,000.79	$176,277.35
Accounts Receivable	0	0
Short-term Debt	$160,974.30	$87,720.32
Long-term Debt	0	0
Revenues/Sales	0	$-351,929. 81
Cost of Goods Sold	$238,998.25	0
Taxes Paid	0	0
Net Income	-$238,998.25	$-509,929.81

May 22, 2025

FORM C-AR

TransitNet LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by TransitNet LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at transitnet.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 22, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

TransitNet LLC (the "Company") is a California Limited Liability Company, formed on January 2, 2020.

The Company is located at 360 North Pacific Coast Hwy, Suite 2000, El Segundo, CA 90245.

The Company's website is transitnet.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

We want to make crypto safe and secure. Our first-of-its-kind platform allows investors to confirm ownership for digital currencies they have in their crypto wallets, as well as monitor asset movements and securely exchange information with other parties before sending or receiving cypto. The foregoing notwithstanding, the company is currently idle (non-operational).

RISK FACTORS

Risks Related to the Company's Business and Industry

While our company builds cloud-based software, its business model is to sell software to individuals and firms that own cryptocurrency or are service providers to such firms. This company is currently idle (non-operational).

The regulatory environment for cryptocurrency in the United States is still dynamic and evolving. The issuance of future regulations could impact businesses' demand for cryptocurrency in ways that we cannot currently anticipate.

This company is currently idle (non-operational).

The US economy currently faces a number of economic risks, including but not limited to geopolitical conflict, high inflation, rising interest rates, stock market volatility, and ongoing uncertainty from the Covid-19 pandemic, This could negatively impact the ability of our prospective clients to purchase our software or invest in new types of technologies.

We assume that use of cryptocurrency as an asset class and payment mechanism will continue to grow in future years.

This company is currently idle (non-operational).

Our firm's software product is early stage and has not yet achieved what is known in the industry as product-market fit.

This company is currently idle (non-operational).

There are significant costs associated with the creation of a cloud-based software company, and most businesses in this industry do not generate a profit for many years, if ever. This company is currently idle (non-operational).

Other firms could enter our field and release competing products.

If these firms are larger, more highly capitalized, or better at executing, they may pose a serious risk to the company's future prospects.

The Company's future success depends on the continued services and performances of key management. This company is currently idle (non-operational).

The Company relies on various intellectual property rights in order to operate its business. This company is currently idle (non-operational).

This company is currently idle (non-operational)

The Company's future success depends on the continued services and performances of key management. This company is currently idle (non-operational).

The Company relies on various intellectual property rights in order to operate its business. This company is currently idle (non-operational).

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. The company is currently idle (non-operational).

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We want to make crypto safe and secure. Our first-of-its-kind platform allows investors to confirm ownership for digital currencies they have in their crypto wallets, as well as monitor asset movements and securely exchange information with other parties before sending or receiving cypto. The foregoing notwithstanding, the company is currently idle (non-operational).

Business Plan

Attached to the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher Grey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and COO, 2020-Present, TransitNet LLC

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President and COO, 2020-Present, TransitNet LLC

Education

Name

CapLinked Inc.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, 2020-Present

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	90,000		General Operations	April 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	50,000		General Operations		Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,070,000		General Operations	April 1, 2021	Regulation CF
SAFE (Simple Agreement for Future Equity)	918,103		General Operations	May 1, 2021	Rule 506(c)
SAFE (Simple Agreement for Future Equity)	74,700		General Operations	July 1, 2022	Rule 506(c)
SAFE (Simple Agreement for Future Equity)	100,000		General Operations	September 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	795,018		Product development, software, marketing, Wefunder fees	June 14, 2022	Regulation CF

Ownership

The Company is owned and controlled by a managing entity, CapLinked Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
CapLinked Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

TransitNet, LLC is currently idle (non-operational).

Please answer

Liquidity and Capital Resources

On April 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On April 1, 2021 the Company conducted an offering pursuant to Regulation CF and raised .

On May 1, 2021 the Company conducted an offering pursuant to Rule 506(c) and raised .

On July 1, 2022 the Company conducted an offering pursuant to Rule 506(c) and raised .

On September 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On June 14, 2022 the Company conducted an offering pursuant to Regulation CF and raised .

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Caplinked, Inc
Relationship to the Company	Parent Company
Total amount of money involved	$0
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan with Caplinked, Inc.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christopher Grey (Signature) Christopher Grey (Name) President and Co-Founder (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

PROFIT/LOSS - TRANSITNET LLC	**2024**
Income	
Subscription Revenue	
New ACV	0.00
Extensions	0.00
Renewals	0.00
Overages	0.00
Additional Workspaces / Data	0.00
Support / USB Backup	0.00
Total Subscription Income	$0.00
Resellers	0.00
Self Serve	0.00
Total Income	$0.00
Cost of Income	
Reseller Fees	0.00
Taxes on Reseller Revenue	0.00
Software and Servers	0.00
Sales Commission	0.00
Total Cost of Income	$0.00
Gross Profit	$0.00
Gross Profit Margin	
Payroll and Benefits	171,919.83
Office Software, SaaS, & Internet	0.00
Professional Services	66,278.42
Sales/Marketing	0.00
Business Meals	0.00
Travel	0.00
General Operating & Administrative Expenses	800.00
Rent and Utilities	0.00
Total Operating Expenses	$238,998.25
Operating Profit (Loss)	($238,998.25)
Loan Payments	0.00
Funding Portal Fees	0.00
Unsecured Loans From Affiliates	0.00
Total Financing	$0.00
Net Profit (Loss)	($238,998.25)

BALANCE SHEET - TRANSITNET LLC	As of 12/31/2024
ASSETS	
Current Assets	
Cash - Chase (TransitNet)	5,000.79
Accounts Receivable	0.00
Unbilled Bookings	75,229.58
Allowance for Doubtful Accounts	(160,459.16)
Total Current Assets	($80,228.79)
Property and Equipment	0
Computer Equipment	0.00
Office Furniture & Equipment	0.00
Depreciation Allowance	0.00
Property and Equipment - Net	$0.00
Other Assets	
Intangible Asset	50,000.00
Accumulated Amortization	($40,000.00)
Total Other Assets	$10,000.00
Total Assets	($70,228.79)
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable - Affiliates	160,974.30
Credit Card Payable	0.00
Deferred Revenues	0.00
Total Current Liabilities	$160,974.30
Long-Term Liabilities	
Convertible Notes	0.00
Loan Payable	0.00
Total Long-Term Liabilities	$0.00
Stockholders' Equity	
Common Stock, $0.001 Par Value,	
Issued and Outstanding	0.00
Preferred Stock, Shares Issued and Outstanding	0.00
Additional Paid-in Capital	2,951,892.01
Retained Earnings (Accumulated Deficit)	(2,944,096.85)
Net Income (Loss)	(238,998.25)
Total Stockholders' Equity	($231,203.09)
Total Liabilities & Stockholders' Equity	($70,228.79)